ONE LIBERTY PROPERTIES, INC.
60 CUTTER MILL ROAD  SUITE 303
     GREAT NECK,  NY  11021

                                June 19, 2009

VIA EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3010
Washington, DC  20549

Re:	One Liberty Properties, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 7, 2009
File No.: 001-09279

Dear Ms. van Doorn:

This letter responds to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated June 11, 2009 to Patrick J. Callan, Jr., President and Chief Executive Officer of One Liberty Properties, Inc., regarding its Form 10-K for the year ended December 31, 2008 and its Form 10-Q filed for the quarter ended March 31, 2009.  For your convenience, each staff comment is set forth below, with the Company’s response immediately thereafter.

Form 10-K for the year ended December 31, 2008

Value of Real Estate Portfolio, page 48

Comment #1:
We note your policy for impaired real estate on pages 48 and F-10 in which an impairment loss is recorded to the extent that the estimated fair value exceeds the asset’s carrying amount. If the asset’s fair value exceeds its carrying value, it appears that the asset would not be impaired. Please advise.

Response:
If the asset’s fair value exceeds its carrying value, the asset would not be impaired. The Company’s 10K should have stated “….. an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount”. This error appears on pages 48 and F-10 and the language will be corrected in future filings.

Form 10-Q for the quarter ended March 31, 2009

Note 12 – Assets and Liabilities Measured at Fair Value, page 11

Comment #2:
We note that you have agreements with derivative counterparties that contain provisions that if you default on any of your indebtedness, you could also be declared in default on your derivative obligations and be required to settle the derivative obligation at a termination value of $894,000. Please advise us what impact the default on your Circuit City mortgage has had, or is anticipated to have, on your derivative contract obligations. Please also advise us why you have not recorded an additional liability for the full amount of the termination value of the derivative agreements, given that you have breached certain provisions of the agreements and could be required to settle the derivative instruments.

Response:
The mortgage default was by wholly-owned subsidiaries of One Liberty Properties. One Liberty Properties is not a party to the defaulted Circuit City mortgage obligations and therefore, although the default has an effect on the consolidated operations of the Company, One Liberty Properties is not subject to a default under the derivative agreements, nor has it or any of its subsidiaries that are a party to the derivative agreements breached any provisions thereof.

The last two paragraphs of Note 12 will be revised in future filings to incorporate the above information.

Please note that Note 2 to our Form 10-Q states that One Liberty Properties and its wholly-owned subsidiaries will collectively be referred to as the “Company”.  In future filings, Note 7 will be revised to state that five separate wholly-owned subsidiaries previously leased its properties to Circuit City, not One Liberty the parent entity, and that such subsidiaries defaulted on its mortgage indebtedness.

Please be advised that in accordance with the staff’s request, the Company acknowledges each of the following:

           (i)           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

           (ii)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

           (iii)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any other person under the federal securities laws of the United States.

Please direct any additional correspondence regarding the Company’s Form 10-K for the year ended December 31, 2008, the Company’s Form 10-Q for the quarter ended March 31, 2009 or any other Company filings to my attention.

Thank you for your assistance with this matter.

Very truly yours,

/s/ David W. Kalish

David W. Kalish
Senior Vice President and
Chief Financial Officer

cc:	Ms. Kristi Marrone
Staff Accountant